11021114

UNITED STAT
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Main Street
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon D. Radke 701-858-1590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady Martz and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

24 West Central (Address) MInot (City) ND (State) 58701 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon D. Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Dakota
County of Ward
The foregoing instrument was acknowledged before me this 2/28/11 by Shannon Radke.

Carla Brown
Notary Public

CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2016

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY FUNDS DISTRIBUTOR, LLC.

(A WHOLLY-OWNED SUBSIDIARY OF
CORRIDOR INVESTORS, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010

WITH

INDEPENDENT AUDITOR'S REPORT

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Integrity Funds Distributor, LLC.
Minot, North Dakota

We have audited the accompanying balance sheet of Integrity Funds Distributor, LLC. (a wholly-owned subsidiary of Corridor Investors, LLC) as of December 31, 2010 and the related statements of operations, member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributor, LLC. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brady, Martz
BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2011

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

RSM McGladrey Network
An Independently Owned Member

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

		2010
CURRENT ASSETS		
Cash and cash equivalents	$	371,468
Accounts and commissions receivable		48,107
Prepaid assets		11,463
Total current assets	$	431,038
TOTAL ASSETS	$	431,038

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Commissions and fees payable	$	71,707
Accrued expenses		70,660
Total current liabilities	$	142,367
TOTAL LIABILITIES	$	142,367
MEMBER'S EQUITY	$	288,671
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	431,038

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010
INCOME		
Fee income	$	872,621
Commission and underwriting income		504,331
Interest and dividend income		6,381
Total income	$	1,383,333
EXPENSES		
Commission and fee expense	$	318,354
Professional fees		9,823
Advertising and promotion		20,226
Printing and postage		20,010
Dues and subscriptions		1,870
License, fees, and registrations		16,605
Compensation and benefits		504,822
Meals, lodging, and entertainment		72,116
Equipment rental and management fee		186,900
Insurance		2,134
Rent		9,600
Revenue sharing		45,000
Phone		9,341
Office supplies		11,184
Other expenses		8,806
Total expenses	$	1,236,791
NET INCOME	$	146,542

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity
BALANCE, JANUARY 1, 2010	$82,129
Distributions	0
Capital Contribution	60,000
Net income	146,542
BALANCE, DECEMBER 31, 2010	$288,671

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	146,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects on operating cash flows due to changes in:		
Accounts and commissions receivable		(43,532)
Prepaid assets		738
Commissions and fees payable		(14,169)
Accrued expenses		57,299
Net cash provided by operating activities	$	146,878
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	$	60,000
Net cash provided by financing activities	$	60,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	206,878
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		164,590
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	371,468

SEE NOTES TO FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, Inc. are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC. and Viking Fund Management LLC are also a wholly-owned subsidiary of the Parent. Integrity Funds Distributor, LLC. was previously owned by Capital Financial Holdings Inc. and acquired by Corridor Investors, LLC on July 31, 2009. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds."

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes - The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax provisions that would be subject to change upon examination. The Federal income tax returns of the Parent Company are subject to examination by the IRS generally for three years after filing.

12b-1Revenue - 12b-1 revenue is recognized in the period in which it is earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

		2010
Commission and other fee income from the Funds	$	1,365,959
Commission and other fees paid to Corridor Investors, LLC	$	10,927
Compensation and benefits paid to Corridor Investors, LLC	$	504,822
Management and equipment rental fees paid to Corridor Investors, LLC	$	186,900
Rent paid to Corridor Investors LLC	$	9,600
Other expenses paid to Corridor Investors, LLC	$	5,915

There was a $45,577 underwriting receivable due from the Funds on December 31, 2010.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $229,101, which was $204,101 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was 0.62 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $4,439 for the year ended December 31, 2010.

NOTE 7 - **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through February 22, 2011, which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

		2010
NET CAPITAL		
Total stockholder's equity	$	288,671
Less non-allowable assets:		
Prepaid assets		(11,463)
Accounts and commissions receivable		(48,107)
Net capital	$	229,101
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$	71,706
Accrued expenses		70,661
Total aggregate indebtedness	$	142,367
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement[1]	$	25,000
Excess net capital at 1500%[2]	$	219,610
Excess net capital at 1000%[2]	$	214,864
Ratio: Aggregate indebtedness to net capital		0.62 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	229,101
Net audit adjustments to allowable assets		-
Net capital per above	$	229,101

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	9,491
1000%	$	14,237

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2010

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Integrity Funds Distributor, LLC
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Integrity Funds Distributor, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

RSM McGladrey Network
An Independently Owned Member

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2011

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Laura K. Anderson, Secretary 1/12/11
Authorized Signature/Title Date

SIPC-3 2011

8-

8-042561 FINRA DEC 6/1/1990
INTEGRITY FUNDS DISTRIBUTOR LLC
PO BOX 500
MINOT, ND 58702

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.